UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On October 13, 2021, AC Immune SA (the “Company”) closed its acquisition with Affiris AG for the program portfolio of therapeutics targeting alpha-synuclein (a-syn), notably PD01, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease.

On October 13, 2021, pursuant to the Convertible Note Agreements entered into on July 27, 2021 with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH (collectively, the “Investors”), the Company issued two unsecured subordinated convertible notes (the “Convertible Notes”), each with an aggregate principal amount of USD 12.5 million for total net proceeds of USD 25 million. The Convertible Notes are convertible into common shares at any time at the option of the Investors or of the Company at a conversion price of USD 8.26, subject to certain conversion price adjustments for changes in the market price of our common shares. This conversion option may be exercised by either the Investors or the Company until July 16, 2022 (the “Conversion Period”). If the Convertible Notes are not converted during the Conversion Period, the Company is required to repay them on July 26, 2022. The Convertible Notes do not permit partial conversion by either the Investors or the Company and do not bear interest.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-255576) and Form S-8 (File No. 333-233019).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date:	October 15, 2021